THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.

FUTURE PROOF BRANDS LLC

SUBORDINATED CONVERTIBLE PROMISSORY NOTE

Note Series: 2021-B Austin, Texas

$[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, Future Proof Brands LLC, a Delaware limited liability company (the "***Company***"), promises to pay to the order of [ENTITY NAME] (the "***Holder***"), or its registered assigns, the principal amount of $[AMOUNT], or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest from the date of this Subordinated Convertible Promissory Note (this "***Note***") on the unpaid principal balance at a rate equal to one and twenty-six hundredths percent (1.26%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless this Note is earlier converted in accordance with the provisions hereof, all unpaid principal, together with any then accrued but unpaid interest and any other amounts payable hereunder, shall be due and payable on the earliest to occur of (i) fifteen days following the demand of Holder, which demand may not be made before February 15, 2024, (ii) the closing of a Change of Control (as defined below) or (iii) the occurrence of an Event of Default (as defined below) (such earliest date is hereinafter referred to as "***Maturity***"). Holder acknowledges that this Note is one of a series of Subordinated Convertible Promissory Notes designated as "Note Series: 2021-B" (collectively, the "***Notes***") being issued by the Company to raise interim financing of up to $5,000,000 (subject to increase in the discretion of the Company) pursuant to the terms of that certain Subordinated Convertible Promissory Note Purchase Agreement (as amended, the "***Agreement***") dated as of [EFFECTIVE DATE] to the persons and entities listed on the Schedule of Purchasers attached to the Agreement.

The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, to which the Holder, by the acceptance of this Note, agrees:

Section 1. ***Certain Definitions.*** "***Change of Control***" means a change in ownership or control of the Company effected through any of the following transactions:

(a) a merger, consolidation or other reorganization approved by the Company's members, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation or its direct or indirect

parent entity are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction;

(b) a member-approved sale, transfer or other disposition of all or substantially all of the Company's assets in liquidation or dissolution of the Company;

(c) the acquisition, directly or indirectly by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a stock or equity interest purchase transaction or a tender or exchange offer made directly to the Company's stockholders or members, other than in connection with a *bona fide* equity financing; or

(d) the exclusive licensing of all or substantially all of the Company's intellectual property in a single transaction or series of related transactions.

1.2 "***Common Units***" means the Company's Common Units.

1.3 "***Excluded Issuance***" means the issuance of (i) the Notes; (ii) securities issued upon the conversion or exercise of convertible or exercisable securities or other rights to purchase the Company's capital equity outstanding as of the date of this Note; (iii) securities issued as a dividend or distribution to stockholders or members of the Company; (iv) securities issued to the Company's or any subsidiary's officers, managers, employees, consultants, advisors, placement agents and other service providers as compensation for services, pursuant to equity grants, agreements, stock option or similar equity incentive plans, equity purchase plans, or other incentive programs or similar arrangements approved by the Board of Managers of the Company (the "***Board***"); (v) securities issued to banks, savings and loan associations, equipment lessors or other similar lending institutions pursuant to commercial credit arrangements, equipment financings, commercial property lease transactions, or similar transactions approved by the Board; (vi) securities issued pursuant to bona fide business or technology acquisitions (or licenses) by the Company, whether by merger, consolidation, sale of assets, sale or exchange of equity, reorganization or otherwise, which are approved by the Board; (vii) securities issued pursuant to or in connection with sponsored research, collaboration, technology license, development, OEM, supply, marketing or other similar agreements or strategic partnerships approved by the Board; (viii) Preferred Units issued in connection with marketing services and (ix) any right, option or warrant to acquire any security convertible into or exercisable for the securities listed in clauses (i) through (viii) above.

1.4 "***Financing Conversion Price***" means the lesser of:

(a) (1) the lowest per share purchase price paid in cash for (i) the Qualified Financing Securities by the investors in the Qualified Financing or (ii) the Next Round Securities issued to the investors in the Non-Qualified Financing in which this Note is converted,

as applicable, multiplied by (2) (i) 0.95 if the Next Financing occurs prior to March 31, 2022 or (ii) 0.90 if the Next Financing occurs on or after March 31, 2022; or

(b) the quotient obtained by dividing (1) the Valuation Cap (as defined below) by (2) the Company's fully diluted capitalization immediately prior to the initial closing of the Next Financing (assuming, without duplication, full conversion or exercise of all outstanding convertible or exercisable securities, rights, options and warrants, and the issuance of all shares reserved for grant pursuant to the Company's equity incentive plans).

1.5 "***Majority Holders***" means the holders of Notes representing a majority of the then outstanding aggregate principal amount under the Notes.

1.6 "***Maturity Conversion Price***" shall mean the price per unit obtained by dividing (1) the Valuation Cap (as defined below) by (2) the Company's fully diluted capitalization immediately prior to Maturity (assuming, without duplication, full conversion or exercise of all outstanding convertible or exercisable securities, rights, options and warrants, and the issuance of all shares reserved for grant pursuant to the Company's equity incentive plans, if any).

1.7 "***Next Financing***" means the first to occur of (i) a Qualified Financing or (ii) a Non-Qualified Financing in which this Note is converted.

1.8 "***Next Round Securities***" means shares or units of the equity security sold by the Company in a Non-Qualified Financing.

1.9 "***Non-Qualified Financing***" means any transaction (or series of related transactions) after the date of this Note and before Maturity in which the Company issues and sells shares or units of its capital equity in any transaction that is not deemed to be a Qualified Financing (as defined below); *provided*, *however*, that any Excluded Issuance shall not be included in nor constitute a "Non-Qualified Financing."

1.10 "***Note Next Round Securities***" means shares of equity securities issued to the Holder in an Non-Qualified Financing, having the identical rights, privileges, preferences and restrictions as the Next Round Securities, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Financing Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Financing Conversion Price.

1.11 "***Note Qualified Financing Securities***" means shares of equity securities issued to the Holder in an Qualified Financing, having the identical rights, privileges, preferences and restrictions as the Qualified Financing Securities, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Financing Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Financing Conversion Price.

1.12 "***Preferred Units***" means the Company's Preferred Units.

1.13 "***Qualified Financing***" means the next transaction (or series of related transactions) after the date of this Note and before Maturity in which the Company issues and sells

shares or units of its preferred equity interests in exchange for aggregate gross proceeds of at least $5,000,000 (excluding amounts received upon conversion of the Notes and any other indebtedness); *provided, however*, that any Excluded Issuance shall not be included in nor constitute a "Qualified Financing."

1.14 "***Qualified Financing Securities***" means the equity securities issued by the Company in a Qualified Financing, together with all associated rights, preferences, privileges and restrictions, contractual or otherwise.

1.15 "***Securities***" means the Notes and the securities issuable upon conversion thereof.

1.16 "***Valuation Cap***" means $190,000,000.

Section 2. ***Interest***. Accrued interest on this Note shall be payable upon Maturity of this Note.

Section 3. ***Prepayment***. The Note may be prepaid without penalty at any time with the written consent of the Majority Holders.

Section 4. ***Conversion.***

4.1 ***Automatic Conversion***. The entire outstanding principal amount of this Note, any accrued but unpaid interest and any other amounts payable under this Note shall be converted automatically into shares or units of Note Qualified Financing Securities at the Financing Conversion Price upon the closing of a Qualified Financing. In the event of an automatic conversion, this Note shall be converted into that number of Note Qualified Financing Securities determined by dividing (i) the aggregate outstanding principal amount of this Note, any accrued but unpaid interest, and any other amounts payable under this Note by (ii) the Financing Conversion Price.

4.2 ***Voluntary Conversion***.

(a) Non-Qualified Financing. In the event that the Company consummates a Non-Qualified Financing, at the option of either (i) the Holder or (ii) the Majority Holders, all or part of the outstanding principal amount of this Note, any accrued but unpaid interest and any other amounts payable under this Note may be converted into Note Next Round Securities. In the event of a conversion by operation of subsections (i) or (ii) of this paragraph, this Note shall be converted into that number of shares or units of Note Next Round Securities determined by *dividing* (x) the aggregate outstanding principal amount of this Note, any accrued but unpaid interest and any other amounts payable under this Note (or any lesser amount, as applicable) *by* (y) the Financing Conversion Price.

(b) Conversion at Maturity. If this Note remains outstanding at Maturity, at the option of either (i) the Holder or (ii) the Majority Holders, all or part of the outstanding principal amount of this Note, any accrued but unpaid interest and any other amounts payable under this Note that would otherwise be due and payable on such date to the Holder shall be converted into Common Units. In the event of a conversion by operation of subsections (i) or

(ii) of this paragraph, this Note shall be converted into that number of Common Units determined by *dividing* (x) the aggregate outstanding principal amount of this Note, any accrued but unpaid interest thereon and any other amounts payable under this Note (or any lesser amount, as applicable) *by* (y) the Maturity Conversion Price.

4.3 ***Conversion Procedure***.

(a) ***Automatic Conversion***. Upon automatic conversion of this Note, the outstanding principal, any accrued but unpaid interest and any other amounts payable under this Note shall be converted automatically without any further action by the Holder and whether or not the Note is surrendered to the Company.

(b) ***Voluntary Conversion***. If this Note is voluntarily converted pursuant to Section 4.2(a)(i) or Section 4.2(b)(i), the Holder shall give written notice to the Company notifying the Company of the election to convert this Note and specifying the amount of the unpaid principal amount of this Note, any accrued but unpaid interest and any other amounts payable under this Note to be converted. If this Note is voluntarily converted pursuant to Section 4.2(a)(ii) or Section 4.2(b)(ii), the Majority Holders shall give written notice to the Company notifying the Company of their election to convert all of the Notes and specifying the amount of the aggregate unpaid principal amount of the Notes, any accrued but unpaid interest and any other amounts payable under the Notes to be converted.

(c) ***Surrender of Note***. Before the Holder shall be entitled to receive any securities upon conversion of this Note, the Holder shall surrender this Note at the Company's principal executive office, or, if this Note has been lost, stolen, destroyed or mutilated, then, in the case of loss, theft or destruction, the Holder shall deliver an indemnity agreement reasonably satisfactory in form and substance to the Company (without the requirement of a bond) or, in the case of mutilation, the Holder shall surrender and cancel the original of this Note in such mutilated form, *provided, however*, that any failure of a Holder to comply with these provisions shall not have any effect on the conversion of this Note in accordance with this Section 4. The Company shall, as soon as practicable thereafter, issue and deliver to such Holder at such principal executive office a certificate or certificates for the number of shares to which the Holder shall be entitled upon such conversion (bearing such legends as are required by applicable state and federal securities laws in the opinion of counsel to the Company), together with a replacement Note (if any principal amount or interest is not converted). Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note or the delivery of an indemnification agreement (or such later date requested by the Holder or such earlier date agreed to by the Company and the Holder). The person or persons entitled to receive securities issuable upon such conversion shall be treated for all purposes as the record holder or holders of such securities on such date.

4.4 ***Fractional Units; Non-assessable; Effect of Conversion***. No fractional shares or scrip representing fractional shares or units shall be issued upon conversion of this Note. With respect to any fraction of a share or unit called for upon the conversion of this Note, such fractional share or unit shall be rounded down to the nearest whole share, and the Company shall pay to the Holder the amount of such fractional share or unit multiplied by the applicable conversion price. The Company covenants that the shares or units of capital equity issuable upon

the conversion of this Note will, upon conversion of this Note, be validly issued, fully paid and non-assessable and free from all taxes, liens and charges in respect of the issue thereof. Upon conversion of this Note in full and the payment of the amounts specified in this Section 4.4, the Company shall be forever released from all its obligations and liabilities under this Note.

4.5 ***Further Assurances***. In connection with the conversion of this Note, by acceptance of this Note, the Holder shall be entitled to, and as a condition to the Company's delivery of any securities upon conversion thereof shall be required to, execute all applicable agreements and other documents executed by the similarly situated investors in the Qualified Financing or the Non-Qualified Financing in which this Note is converted. Without limiting the generality of the foregoing, upon any conversion of this Note into units or other securities of the Company in accordance with the provisions of this Section 4, the Holder shall be entitled to all of the rights and privileges accorded to Members of the Company holding such series of units as set forth in the Company's then-current Limited Liability Company Agreement (including any amendments and/or restatements thereto effected in connection with such conversion).

Section 5. *Default; Remedies.*

5.1 ***Default***. The Company shall be in default under this Note upon the happening of any condition or event set forth below (each, an "***Event of Default***"):

(a) the Company's failure to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note on the date due, and such default shall continue unremedied for a period of 30 days following receipt of written notice signed by the Holder of such failure to pay;

(b) the Company's failure to abide by any of the terms of or perform any of its obligations under this Note, that certain letter agreement between the Company and the Holder dated as of the date hereof, or any other agreement between the Company and the Holder;

(c) the Company's failure to make any payment (whether of principal or interest and regardless of amount) in respect to any indebtedness, when and as the same shall become due and payable, or the occurrence of a default or an event of default under any other note of the Company, and such default shall continue unremedied for a period of 30 days following receipt of written notice signed by the Company of such default;

(d) the Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing;

(e) proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 90 days of commencement; or

(f) the Notes shall cease to be, or be asserted by the Company not to be, a legal, valid and binding obligation of the Company enforceable in accordance with their terms.

5.2 ***Remedies***. Upon the occurrence or existence of any Event of Default (other than an Event of Default described in Sections 5.1(b), 5.1(c), 5.1(d) or 5.1(e)) and at any time thereafter during the continuance of such Event of Default, the Majority Holders may (except that in the case of an Event of Default described under Section 5.1(a), in which case the Holder of this Note may), by written notice to the Company, declare the entire outstanding principal amount of the Notes or this Note, as applicable, any accrued but unpaid interest and any other amounts payable under the Notes or this Note, as applicable, to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. Upon the occurrence or existence of any Event of Default described in Sections 5.1(b), 5.1(c), 5.1(d) or 5.1(e), immediately and without notice, the entire outstanding principal amount of the Notes, any accrued but unpaid interest and any other amounts payable under the Notes shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right power or remedy otherwise permitted to it by law, either by suit in equity or by action at law, or both.

Section 6. ***Unsecured.*** This Notes will be a general unsecured obligation of the company, subordinated to any current or future debts of the Company as further set forth below.

Section 7. ***Subordination.*** The indebtedness evidenced by this Note is hereby expressly subordinated in right of payment to the prior payment in full of all of the Company's Senior Indebtedness, including, without limitation, all interest accruing after the commencement by or against the Company of any bankruptcy, reorganization or similar proceeding, for so long as the Company owes any amounts to a Senior Lender. "***Senior Indebtedness***" shall mean (i) the principal of (and premium, if any), unpaid interest on, amounts reimbursable, fees, expenses, costs of enforcement and any indebtedness of the Company, or with respect to which the Company is a guarantor, to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions or other lending institutions (including venture capital, investment banking or similar institutions which sometimes engage in lending activities), which is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, whether or not secured and (ii) the principal of (and premium, if any), unpaid interest on, amounts reimbursable, fees, expenses, costs of enforcement and any indebtedness of the Company under any loan arrangement in which the Company grants a security interest in its assets or otherwise pledges collateral as security in connection with a loan, including that certain Loan and Security Agreement, dated September 16, 2019, by and between the Company, the persons and entities set forth as lenders therein, and Darco Investments LLC as administrative and collateral agent, as the

same may be amended from time to time; **provided** that in the case of subsection 7(i): (A) that such indebtedness, by its terms, is made senior to this Note or to all other indebtedness of the Company and (B) that such seniority is specifically approved by the Board, and, subject to the approval of the Board, any such indebtedness or any notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor. Upon request (which request shall not be made more than twice in any 12-month period) by any lender of Senior Indebtedness to the Company (a "***Senior Lender***"), the Company and the Holder shall execute and deliver a subordination agreement, the terms of which shall be reasonably satisfactory to the Senior Lender, confirming the subordination of the indebtedness evidenced by this Note to such Senior Indebtedness.

Section 8. ***Certain Acknowledgments.Tax and Legal Advice***. The Holder is not relying on nor has relied on the Company or any of the Company's officers, directors, managers, equity holders, representatives, agents or advisers (including, without limitation, the Company's legal counsel, for any advice, including, without limitation, any financial, tax or legal advice in connection with the transactions contemplated by this Note and the other Securities. The Holder has had an opportunity to consult with its legal counsel and tax and other advisers regarding the purchase of the Note and associated Securities. The Holder shall be responsible for any and all taxes, duties and other similar charges payable in connection with the issuance of the Securities, and hereby agrees to indemnify the Company and its successors and assigns with respect to same. The Holder understands and acknowledges that the Company's legal counsel has acted solely as legal counsel for the Company with respect to the preparation of this Note, and the transactions contemplated hereby, and has not acted as legal counsel for the Holder in connection therewith.

8.2 ***Foreign Investors***. If the Holder is not a "United States person" (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986), the Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Holder has confirmed that its subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

Section 9. ***Rights and Obligations of the Holder.***

9.1 ***Rights as Investor***. In connection with the conversion of this Note, by acceptance of this Note, the Holder shall be entitled to, and as a condition to the Company's delivery of any securities upon conversion or exchange thereof shall be required to, execute all agreements and other documents executed by the similarly situated investors in the Qualified Financing or the Non-Qualified Financing in which this Note is converted, which agreements and documents are expected to include such agreements as the Company's operating agreement, rights of first refusal and co-sale in favor of the investors, a voting agreement and a market stand-off agreement.

9.2 ***"Market Stand-Off" Agreement***.

(a) ***Market Stand-Off***. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the Holder shall not (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any securities of the Company, including (without limitation) shares or units of the Company's common stock or common equity interests ("***Common Equity***") or any securities convertible into or exercisable or exchangeable for Common Equity (whether now owned or hereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company, including (without limitation) shares or units of Common Equity or any securities convertible into or exercisable or exchangeable for Common Equity (whether now owned or hereafter acquired), whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities, in cash or otherwise without the prior written consent of the Company or its underwriters. Such restriction (the "***Market Stand-Off***") shall be in effect for such period of time from and after the effective date of the registration statement with respect to the offering as may be requested by the Company or such underwriters. In no event, however, shall such period exceed one hundred eighty (180) days (the "***Lock-Up Period***"), and the Market Stand-Off shall in no event be applicable to any underwritten public offering effected more than two (2) years after the effective date of the Company's initial public offering. Notwithstanding the foregoing, if (I) during the period that begins on the date that is seventeen (17) days before the last day of the Lock-Up Period and ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (II) prior to the expiration of the Lock-Up Period the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Lock-Up Period, then the restrictions imposed herein shall continue to apply until the expiration of the date that is eighteen (18) days after the date on which the issuance of the earnings release or material news or material event occurs. The Holder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

(b) ***Limitations to Applicability of Market Stand-Off***. The Holder shall be subject to the Market Stand-Off provided and only if all executive officers and directors of the Company and all holders of at least 5% of the Company's voting securities are bound by and have entered into similar agreements.

(c) ***New, Substituted or Additional Securities***. Any new, substituted or additional securities which are by reason of any Change of Control, recapitalization or reorganization distributed with respect to the Securities shall be immediately subject to the Market Stand-Off, to the same extent such Securities are at such time covered by such provisions.

(d) ***Stop-Transfer Instructions***. In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Securities until the end of the Lock-Up Period or to place appropriate restrictive legends on the certificates representing the securities of the Company subject to this Section 9.2.

Section 10. ***Charges, Taxes and Expenses.*** Issuance of certificates for equity securities issued upon the conversion of this Note shall be made without charge to the Holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder.

Section 11. ***Saturdays, Sundays, Holidays, etc.*** If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, a Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day that is not a Saturday, Sunday or legal holiday.

Section 12. ***Cumulative Rights.*** No delay on the part of the Holder in the exercise of any power or right under this Note shall operate as a waiver of any such power or right, nor shall a single or partial exercise of any power or right preclude other or further exercise of such power or right or the exercise of any other power or right.

Section 13. ***Miscellaneous.***

13.1 ***Legends.*** If certificated, all certificates representing any equity interests of the Company issued by the Company upon conversion of this Note will bear a legend in substantially the following form (in addition to any legends required under any of the Company's investor agreements):

> "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE NOTE UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT."

13.2 ***Loss, Theft, Destruction or Mutilation of Note***. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of loss, theft or destruction, and delivery of an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it connection with the Note (without the requirement of a bond) or, in the case of mutilation, on surrender and cancellation of this Note, the Company shall execute and deliver, in lieu of this Note, a new Note executed in the same manner as this Note, in the same principal amount as the unpaid principal amount of this Note and dated the date to which interest shall have been paid on this Note or, if no interest shall have yet been so paid, dated the date of this Note.

13.3 ***Payment***. All payments under this Note shall be made in lawful tender of the United States.

13.4 ***Waivers and Amendments***. This Note and the obligations of the Company and the rights of the Holder under this Note may be amended, waived, discharged or terminated

(either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) with the written consent of the Company and the Majority Holders; *provided, however*, that the principal balance or interest rate under this Note may not be amended without the written consent of the Holder. Any amendment, waiver, discharge or termination effected in accordance with this Section 13.4 shall be binding upon the Holder and the Company. Notwithstanding the foregoing, the Company hereby, to the fullest extent permitted by law, waives presentment, demand, notice, protest and all other demands and notices in connection with delivery, acceptance, performance, default or enforcement of or under this Note.

13.5 ***Notices***. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, mailed by registered or certified mail (return receipt requested), sent via facsimile (with confirmation of receipt), or by Electronic Notice as provided below to the parties at the address for such party set forth on the signature page hereto (or at such other address for a party as shall be specified). An electronic communication ("***Electronic Notice***") shall be deemed written notice for purposes of this Section 13.5 if sent with return receipt requested to the electronic mail address specified by the receiving party. Electronic Notice shall be deemed received at the time (during normal business hours) the party sending Electronic Notice receives verification of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form, which shall be sent to the requesting party within ten (10) days of receipt of the written request therefor. Any party may change any address to which notice is to be given to it by giving notice as provided above of such change of address.

13.6 ***Severability***. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of this Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

13.7 ***Successors and Assigns***. Neither this Note nor any rights hereunder are transferable without the prior written consent of the Company, which the Company may grant or withhold in its sole discretion. Notwithstanding the foregoing, (i) if the holder is an entity, the Holder shall be permitted to transfer this Note and/or the Securities to any affiliate (as that term is defined in Rule 405 of the Securities Act) of the Holder who (a) executes and delivers an acknowledgement that such affiliate agrees to be subject to, and bound by, all the terms and conditions of this Note, (b) makes the representations and warranties to the Company that are set forth in the Agreement, and (c) (if requested by the Company) delivers to the Company an opinion of legal counsel, reasonably satisfactory to the Company, that such transfer complies with state and federal securities laws, and (ii) if the Holder is an individual, the Holder may transfer this Note and/or the Securities to a trust established for a direct lineal descendant of the Holder or a similar vehicle for estate planning purposes. If a transfer is permitted pursuant to this Section 13.7, the transfer shall be recorded on the books of the Company upon the surrender of this Note, properly endorsed, to the Company at its principal offices, and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the holders one or more appropriate new notes. Subject to the foregoing, the provisions of this Note shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Company and the Holder.

13.8 ***Usury***. All agreements between the Company and the Holder, whether now existing or hereafter arising and whether written or oral, are expressly limited so that in no contingency or event whatsoever, whether by acceleration of the maturity of this Note or otherwise, shall the amount paid, or agreed to be paid, to the Holder for the use, forbearance or detention of the money to be loaned under this Note or otherwise, exceed the maximum amount permissible under applicable law. If from any circumstances whatsoever fulfillment of any provision of this Note or of any other document evidencing, securing or pertaining to the indebtedness evidenced by this Note, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law, then *ipso facto*, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstances the Holder shall ever receive anything of value as interest or deemed interest by applicable law under this Note or any other document evidencing, securing or pertaining to the indebtedness evidenced by this Note or otherwise an amount that would exceed the highest lawful rate, such amount that would be excessive interest shall be applied to the reduction of the principal amount owing under this Note or on account of any other indebtedness of the Company to the Holder relating to this Note, and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of this Note and such other indebtedness, such excess shall be refunded to the Company. In determining whether or not the interest paid or payable with respect to any indebtedness of the Company to the Holder, under any specific contingency, exceeds the highest lawful rate, the Company and the Holder shall, to the maximum extent permitted by applicable law, (i) characterize any nonprincipal payment as an expense, fee or premium rather than as interest, (ii) amortize, prorate, allocate and spread the total amount of interest throughout the full term of such indebtedness so that the actual rate of interest on account of such indebtedness is uniform throughout the term of such indebtedness, and/or (iii) allocate interest between portions of such indebtedness, to the end that no such portion shall bear interest at a rate greater than that permitted by law. The terms and provisions of this Section 13.8 shall control and supersede every other conflicting provision of all agreements between the Company and the Holder. The Holder has been advised by the Company to seek the advice of an attorney and an accountant in connection with the issuance of this Note. The Company has had the opportunity to seek the advice of any attorney and accountant of the Company's choice in connection with issuance of this Note.

13.9 ***Pari Passu Notes***. The Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to the other Notes or pursuant to the terms of such Notes. In the event the Holder receives payments in excess of its pro rata share of the Company's payments to the Holders of all of the Notes, then the Holder shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

13.10 ***Delays or Omissions***. No delay or omission to exercise any right, power, or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power, or remedy of the Holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of the Holder of any breach or default under this Note or any waiver on the part of the Holder of any provisions or conditions of this Note must be made

in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Note or by law or otherwise afforded to the Investors, shall be cumulative and not alternative.

13.11 ***Titles and Subtitles***. The titles of the paragraphs and subparagraphs of this Note are for convenience of reference only and are not to be considered in construing this Note.

13.12 ***Telecopy Execution and Delivery***. A facsimile, telecopy or other reproduction of this Note may be executed by one or more parties hereto, and an executed copy of this Note may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Note as well as any facsimile, telecopy or other reproduction hereof.

13.13 ***Construction***. The language used in this Note will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

13.14 ***Expenses***. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to this Note and the transactions contemplated hereby.

13.15 ***Attorneys' Fees***. If any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

13.16 ***Counterparts***. This Note may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Any counterpart delivered electronically by PDF transmission or by facsimile shall be binding to the same extent as an original counterpart with regard to any agreement subject to the terms hereof or any amendment thereto.

13.17 ***Governing Law***. THIS NOTE SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF TEXAS AS SUCH LAWS ARE APPLIED TO AGREEMENTS BETWEEN TEXAS RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN TEXAS. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO THE EXCLUSIVE PERSONAL JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN TRAVIS COUNTY, TEXAS, AS APPLICABLE, FOR ANY MATTER ARISING OUT OF OR RELATING TO THIS NOTE, EXCEPT THAT IN ACTIONS SEEKING TO ENFORCE ANY ORDER OR ANY JUDGMENT OF SUCH FEDERAL OR STATE COURTS LOCATED IN TEXAS, SUCH PERSONAL JURISDICTION SHALL BE NONEXCLUSIVE.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Future Proof Brands LLC dba BeatBox Beverages

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited